M E M O R A N D U M

December 12, 2005

TO:                                                                            Cecilia D. Blye
Securities and Exchange Commission

FROM:                                                         DaimlerChrysler AG

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year-ended December 31, 2004
Response Letter Dated August 15, 2005
File No. 1-12356

We are responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”), dated October 5, 2005 (the “Comment Letter”), regarding our earlier response letter, dated August 15, 2005 (the “Response Letter”), and the Staff’s additional comments relating to Iran and Syria.

Iran

Comment:              We note your August 15, 2005, response to our letter dated June 30, 2005. It is not clear from your response that, in addressing the materiality of your operations in Iran, and whether they pose a material investment risk to your security holders, you have considered these matters in light of the potential impact on your reputation and share value of the fact that you conduct business in, and have business ties to the government of, this country that is identified by the U.S. government as a state sponsor of terrorism and subject to U.S. economic sanctions, notwithstanding that your operations and sales there may have been conducted in compliance with applicable export laws of Europe and the United States. Please discuss.

Response:  With respect to our business in Iran, we supplementally advise the Staff that DaimlerChrysler’s Iranian distributor for commercial vehicles assembles ckd (completely knocked down) Mercedes-Benz truck units under a license arrangement with DaimlerChrysler.

The truck units assembled and sold by the Iranian distributor were included in the 2004 and 2003 sales figures we provided in the Response Letter. Based on currently available information, we expect our 2005 sales in Iran to be somewhat higher than in the previous two years, but also expect a significant decline beginning in 2006.

We continue to believe that our activities in Iran are immaterial to our consolidated financial results. We also do not anticipate any material adverse impact from our activities on our reputation and share value. In this regard, we have taken the following information into consideration:

•                                          we sell only cars, commercial vehicles, spare parts and off-highway diesel engines in Iran, not weapons or weapons technology;

•                                          we acquired our minority ownership interest in an Iranian diesel engine manufacturer in 1969;

•                                          more than 83% of our ordinary shares are held by non-U.S. shareholders;

•                                          the Arizona and Louisiana legislation referenced in the Comment Letter is unlikely to adversely affect our share value since, to our knowledge, the public pension funds of those states do not hold any of our shares; and

•                                          to date, we have not seen any evidence to suggest that the company is likely to suffer significant reputational harm as a result of its sales in Iran in compliance with applicable export laws of Germany, Europe and the United States.

As a result, we do not believe that our contacts with Iran will have a significant, sustained negative effect on DaimlerChrysler’s reputation and share value. Accordingly, we do not believe that our contacts with Iran constitute a material investment risk for our security holders.

Syria

Comment:                                           We note from your website and another publicly available source that you conduct business or have operations in Syria. Describe for us the nature and extent of your operations in and contacts with Syria. Advise us of any contacts or arrangements with the Syrian government, or enterprises owned or controlled by the Syrian government. In view of the fact that Syria has been identified by the U.S. State Department as state sponsors of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC),

please discuss the materiality of your operations and contacts there, and give us your view as to whether those operations and contacts constitute a material investment risk for your security holders.

Response:  DaimlerChrysler does not maintain any operations in Syria, either directly or through any of its subsidiaries or affiliates. It also does not hold, either directly or indirectly, an interest in any Syrian entity and no DaimlerChrysler personnel work in Syria. As discussed further below, DaimlerChrysler does not consider its activities in Syria to be material.

DaimlerChrysler sells Mercedes-Benz vehicles (passenger cars, trucks, buses and vans) and automotive parts through a non-affiliate Syrian company under a distributor agreement that restricts re-sales to transactions within Syria. DaimlerChrysler has also sold a small number of off-highway diesel engines for generator sets, spare parts and used trucks to customers in Syria. The products sold by DaimlerChrysler in Syria, either directly or through the Syrian distributor were manufactured in, and shipped from, Europe. Prior to May 12, 2004, the effective date of Executive Order 13338 — Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria, DaimlerChrysler also sold a small number of Chrysler Group vehicles to Syrian customers through the same distributor that handles Mercedes-Benz sales. In compliance with that Executive Order, Chrysler Group vehicles are no longer exported to Syria.

The Syrian distributor is a family-owned business. As is the case with many of DaimlerChrysler’s general distributors in other countries, the Syrian distributor is also authorized to sell Mercedes-Benz products at retail within Syria. DaimlerChrysler and the Syrian distributor are involved in a legal dispute with Syrian regulatory authorities and another company, partially owned by the Syrian government, who claim that such company has been granted an exclusive import license from Syrian regulatory authorities with respect to Mercedes-Benz products.

DaimlerChrysler’s vehicle sales into Syria are immaterial to the company’s consolidated financial results. In 2004, DaimlerChrysler sold 234 Mercedes-Benz passenger cars and 56 Mercedes-Benz trucks through its Syrian partner (2003:  229 Mercedes-Benz passenger cars and 79 trucks, buses and vans). These vehicle sales resulted in total revenues of approximately Euro 15 million in 2004 and approximately Euro 18 million in 2003. As reported in our 2004 annual report on Form 20-F, DaimlerChrysler’s worldwide unit sales of Mercedes-Benz passenger cars were 1,226,800 in 2004 and 1,216,900 in 2003. Worldwide unit sales of commercial vehicles amounted to 712,200 in 2004 and 501,000 in 2003. DaimlerChrysler’s total revenues were Euro 142 billion in 2004 and Euro 136 billion in 2003. We expect 2005 vehicle sales in Syria to be somewhat lower than in 2004 and 2003.

DaimlerChrysler’s contacts with Syria can be summarized as follows:

•                  As described above, DaimlerChrysler AG maintains relations with a Syrian company through which it sells Mercedes-Benz passenger cars and commercial vehicles.

•                  DaimlerChrysler AG has also sold a small number of off-highway diesel engines, spare parts and used trucks directly to private customers in Syria.

•                  In 2000, DaimlerChrysler entered into a spare parts supply contract with the central Syrian purchasing agency.  The spare parts were designated for fire fighting vehicles operated by a government-controlled oil company. A dispute regarding DaimlerChrysler’s performance under that contract remains unresolved.

We do not consider these contacts to pose a material investment risk to our security holders. With the exception of a small number of Chrysler Group vehicles sold prior to 2003, all products sold to our Syrian distributor or to Syrian customers were produced in Europe and sold by Daimler Chrysler AG or one of its European affiliates. Moreover, we believe our Syrian sales comport with applicable export laws of Germany, Europe and the United States.

We also do not anticipate our sales in Syria to have any material adverse impact on our reputation and share value. In this regard, we have taken the following information into consideration:

•                                          we sell only cars, commercial vehicles, spare parts and off-highway diesel engines in Syria, not weapons or weapons technology;

•                                          more than 83% of our ordinary shares are held by non-U.S. shareholders;

•                                          the Arizona and Louisiana legislation referenced in the Comment Letter is unlikely to adversely affect our share value since, to our knowledge, the public pension funds of those states do not hold any of our shares; and

•                                          to date, we have seen no evidence to suggest that the company is likely to suffer significant reputational harm as a result of its sales in Syria in compliance with applicable export laws of Germany, Europe and the United States.

As a result, we do not believe that our limited sales in Syria will have a significant, sustained negative effect on DaimlerChrysler’s reputation and share value. Accordingly, we do not believe that our contacts with Syria constitute a material investment risk for our security holders.

Military Use

Comment:                                           With respect to your operations in both Iran and Syria, please advise us whether any of the products or services you provide in or to those countries can be put to military use and, if so, the types of military uses to which they can be put; and whether, to your knowledge, such products or services have been put to military use and, if so, the type of military uses to which they have been put.

Response:  DaimlerChrysler only sells vehicles and engines manufactured for civilian applications to non-military customers in Syria and Iran. We provide no services in connection with converting these civilian products for military use, and are not aware of any such conversions by customers in Iran or Syria. We are aware, however, that in some cases some of our vehicles have been used by hospitals as ambulances.

Under applicable German export laws, which also reflect applicable European Union directives, companies are prohibited from delivering products manufactured according to military specifications, including “dual use” specifications, into Syria or Iran or to non-civilian end-users located in Syria or Iran, and the German export control authority (Bundesausfuhramt) will not issue export licenses in those circumstances. Accordingly, DaimlerChrysler does not hold, and has not sought, export licenses for delivery of military or dual use products to Syria or Iran or to non-civilian end-users located in those countries.

Evaluations of Materiality

Comment:                                           In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism.

Response:  We have taken into account the Staff’s position with respect to evaluations of materiality in preparing this response as well as our earlier Response Letter.  We are also aware of the above-referenced state statutes adopted earlier this year relating to the investment of state pension funds.

In this regard, we note that neither of these state statutes requires divestment. The Arizona statute (A.R.S. section 38-848.02) requires fund managers to assess, under the prudent investor rule, the level of global security risk attributable to the investment in companies with business activities in countries designated as state sponsors of terrorism. (A.R.S. section 35-319 requires the same assessment by the state treasurer with respect to investments of state monies.)  The Louisiana statute (R.S. 11:263(F)) provides an exception to the prudent-man rule to enable the retirement system’s board of trustees to take discretionary action to divest holding of companies that have facilities or employees in such countries.

We also note that, based on information available from a third party information provider, Thomson Financial Services, the public pension funds of those two states do not own any DaimlerChrysler ordinary shares. Information from that source indicates that two other U.S. state pension funds held a total of 882,761 shares (0.08% of total DaimlerChrysler ordinary shares outstanding) as of September 30, 2005.  Neither of those funds are subject to the type of legislation referenced above, although “assess and report” legislation has been proposed in one of those states.  The pension fund from that state holds 87,100 of the total shares shown above.

Even if state pension funds held a more significant number of DaimlerChrysler shares, and even if the legislation referenced above became more prevalent, we do not believe that divestment of DaimlerChrysler shares would be required or warranted under a prudent-investor analysis of global security risk based on the nature of our sales and limited business contacts in Iran and in Syria. Further, divestment by individual state public pension funds over time would be unlikely to have a significant and sustained negative affect on our share price, and a coordinated, simultaneous “sell off” by the fiduciaries of such funds is unlikely since it would not be in the best interests of the participants in their respective plans.